ROSA A. TESTANI 212.872.8115 rtestani@akingump.com

March 7, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: John Reynolds

Re:	Warrior Met Coal, LLC Draft Registration Statement on Form S-1 Submitted January 30, 2017 CIK No. 0001691303

Dear Mr. Reynolds:

On behalf of Warrior Met Coal, LLC (the “Company”), reference is made to the letter dated February 24, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Separately today, the Company has publicly filed with the Commission a Registration Statement on Form S-1 (the “Registration Statement”) through EDGAR in response to the Staff’s comments. The Registration Statement has been marked to indicate changes from the Draft Registration Statement.

For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto (including page references to the Registration Statement, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

Securities and Exchange Commission

March 7, 2017

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company confirms that to date neither the Company nor anyone authorized to act on its behalf has provided written communications to potential investors in reliance on Section 5(d) of the Securities Act. The Company undertakes that if during the registration process there are any such written communications provided to potential investors in reliance on Section 5(d) of the Securities Act, it will supplementally provide the requested materials to the Staff.

2.	Please identify the lead underwriter(s) on the prospectus cover page. Please note that we may defer further review of any amendment to your registration statement that does not include the name(s) of the lead underwriter(s).

In response to the Staff’s comment, the Company advises the Staff that the Company has included the names of the lead underwriters that the Company currently expects to be included as members of the underwriting syndicate on the cover page of the Registration Statement and in the “Underwriting” section on page 153 of the Registration Statement.

Industry and Market Data, page ii

3.	We note your references, in this location and elsewhere, to reports prepared by Wood Mackenzie, which were used to prepare this registration statement. Please provide us with a copy of the appropriate report, clearly marked to highlight the applicable portion or section of the report and cross-referenced to the appropriate location in the filing. Otherwise, please confirm to us that your sources are widely available to the public.

The Company has provided the requested source material prepared by Wood Mackenzie with a supplemental response letter, dated the date hereof, which is being provided to the Staff, under separate cover, pursuant to Rule 418(b) under the Securities Act. Given the volume of data that we are providing, the Wood Mackenzie source material has been organized and provided on a CD.

Our Business, page 1

4.	We note your references on page 1 and elsewhere to being a low-cost producer. In addition, we note that historically your cash cost of sales per ton has exceeded your average selling price per ton and we note the recent net losses. Please revise to provide the basis for your references to being a low-cost producer. In this regard, please also provide the basis for your references to classifying your operations as high margin operations.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s basis for stating that it is a low-cost producer is relative to the Walter Energy cost structure. As noted by the Staff, Walter Energy’s cash cost of sales exceeded the average selling

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March 7, 2017

price per ton for some of the Predecessor periods disclosed in the Registration Statement. However, for the Successor period presented, which is the period of time that reflects the Company’s low-cost structure, the average selling price per metric ton exceeded the cash cost of sales per metric ton. The Company’s status as a low-cost producer is further explained on page 2 of the Registration Statement and a sensitivity analysis with respect to the Company’s variable cost structure has been provided on page 4. With respect to the Company’s recent net losses, the Company respectfully advises the Staff that met coal prices were at historically low levels during the early part of 2016 as indicated on page 7 and that even during this period, as indicated above, the Company’s cash cost of sales per metric ton was below its average selling price per metric ton.

The Company also acknowledges the Staff’s comment with respect to the Company’s statement that it is high margin compared to its competitors and respectfully advises the Staff that the Company’s basis for this statement is based on data provided by the Company’s industry expert, Wood Mackenzie. As set forth in the second paragraph on page 1, in 2017, Wood Mackenzie expects the operating margin of the Company’s overall operations to be in the first quartile among mines operated by U.S. seaborne met coal exporters and in the second quartile among all mines operating in the seaborne met coal market.

5.	We note your disclosure on page 2 and elsewhere regarding the 2017 benchmark HCC settlement price of $285 per metric ton. However, we note your disclosure on page 81 addressing the recent decline in met coal spot prices. Please update your disclosure here and elsewhere to reflect the recent price declines and the factors for the decline. Additionally, please consider risk factor disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on pages 7 and 83 of the Registration Statement to reflect the recent price declines and the factors for the decline. In addition, revisions have been made to page 18 of the Registration Statement in response to this comment to update risk factor disclosure.

Our Competitive Strengths, page 3

6.	We note you have an annual lease with the Port of Mobile for 8 million metric tons of annual port capacity. Please modify your filing and specify the total annual tonnage capacity for the McDuffie Coal Terminal at the Port of Mobile and the extent to which this coal terminal is presently utilized.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 93 of the Registration Statement to specify the annual tonnage capacity for the McDuffie Coal Terminal at the Port of Mobile and the extent to which the coal terminal is presently utilized.

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March 7, 2017

Non-GAAP Financial Measures

Adjusted EBITDA, page 15

7.	We note you exclude “Other postretirement benefits” from the Predecessor’s historical non-GAAP adjusted EBITDA measure. Please explain to us why these expenses are not normal, recurring, cash operating expenses necessary to operate the Predecessor’s business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

In response to the Staff’s comment, the Company has revised its disclosure on pages 16 and 17 of the Registration Statement to delete the exclusion of “Other postretirement benefits” from the Predecessor’s historical non-GAAP Adjusted EBITDA measure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Acquisition, page 58

8.	On page 58, you state you acquired the Predecessor for an aggregate cash consideration of $5.4 million and the release of claims associated with the 2011 Credit Agreement and Walter Energy’s 9.50% Senior Secured Notes due 2019. Elsewhere in the document you state you acquired the Predecessor for cash consideration of $51.7 million. Please reconcile these statements.

In response to the Staff’s comment, the Company has revised its disclosure on page 60 of the Registration Statement to reflect that the amount of cash consideration was $50.8 million.

Segment EBITDA, page 59

9.	Your calculation of EBITDA appears to differ from those described in Exchange Act Release No. 47226. Please revise your title to distinguish it from EBITDA. See Question 103.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company acknowledges the Staff’s comment. Exchange Act Release No. 47226, Conditions for Use of Non-GAAP Financial Measures (“Release No. 47226”), defines EBITDA as “Earnings before interest, taxes, depreciation and amortization.” Question 103.01 of the SEC’s Compliance and Disclosure Interpretations states that measures that are calculated differently than those described in Release No. 47226 should not be characterized as EBITDA and their titles should be distinguished from EBITDA by the use of titles such as “Adjusted EBITDA.” The calculation of Segment EBITDA included in the Draft Registration Statement included amounts added back other than interest, taxes, depreciation and amortization. Accordingly, the Company has revised the title of its measure of segment profitability from “Segment EBITDA” to “Segment Adjusted EBITDA” so that it is clear it is using a different definition from that in Release No. 47226.

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Pro Forma Nine Months Ended September 30, 2016 Compared to . . ., page 69

10.	We note that you attribute the decrease of your cash cost of sales primarily to the result of your new initial CBA. However, on page 3 you also attribute the cost reductions to your new flexible mine plan and reduced rail, barge and port costs. To the extent material, please revise to include a discussion of your flexible mine plan and reduced rail, barge and port costs.

In response to the Staff’s comment, the Company has revised its disclosure on page 70 of the Registration Statement to include a discussion of the Company’s flexible mine plan and reduced rail, barge and port costs and our royalty structure.

Liquidity and Capital Resources

Statements of Cash Flows, page 71

11.	Please revise your disclosure to include a robust discussion describing and quantifying the effects of significant drivers that contributed to the material changes in your operating cash flows for the periods presented. The disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows and the impact of acquisitions. See guidance in Section IV.B.1 of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised its disclosure on page 72 of the Registration Statement to include a discussion describing and quantifying significant drivers that contributed to the material changes in the Company’s operating cash flows for the periods presented and describing the underlying reasons for changes in working capital items that affect operating cash flows and the impact of acquisitions.

Industry Overview, page 81

12.	We note your demand and export outlook on page 83. Please update here and elsewhere in your filing to include the actual numbers for 2016.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Wood Mackenzie has not finalized their view of the actual numbers for 2016. Wood Mackenzie collates production, supply and demand information from a number of international sources, including governmental customs agencies. So as not to confuse the reader, Wood Mackenzie has advised that they continue to report figures as estimates until they receive final customs and other final year-end information. The Company represents that it will update the Registration Statement to include the actual numbers for 2016 in a future amendment to the Registration Statement if these numbers have become available prior to such filing.

Marketing, Sales and Customers, page 93

13.	We note that you sell most of your met coal under fixed price supply contracts. Additionally, we note the risk factor on page 19, which discloses that your five largest customers account for approximately 62% of your total sales. In light of your risk factor, please provide the disclosure required by Item 101(c)(vii) of Regulation S-K. In addition, given the percentage of these sales contracts please provide an analysis of why you are not substantially dependent on these contracts. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 97 of the Registration Statement to add a cross-reference to Note 2 to the audited financial statements included in the Registration Statement, where the Company discloses the names of its customers accounting for 10% or more of its consolidated revenues in accordance with Item 101(c)(vii) of Regulation S-K.

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The Company respectfully submits that, for the reasons described below, it does not believe that its business is substantially dependent on any of its coal sales contracts, including those with its largest customers. Therefore, the Company believes that its coal sales contracts are not required to be filed as exhibits to the Registration Statement. Item 601(b)(10)(ii)(B) provides that a registrant must file “[a]ny contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services ….” Although there is no bright line test under Item 601(b)(10)(ii)(B) to determine whether a company is substantially dependent on a particular contract or agreement, the Company does not consider any one of its sales contracts to cover the sale of the “major part” of its coal production. For each of the nine months ended December 31, 2016, the three months ended March 31, 2016 and the year ended December 31, 2015, no single customer sales contract accounted for more than approximately 16% of total revenue. Based upon current and anticipated market conditions and demand for the Company’s product, the Company does not believe that the termination or expiration of, or the nonpayment or nonperformance by a counterparty with respect to, any one of its coal sales contracts would have any sustained adverse impact on the Company’s business. The Company believes that it could readily sell a corresponding volume of met coal to existing or new customers either under contractual arrangements or in the spot market for the reasons described below.

•	The composition of the Company’s customer base changes significantly from year to year as evidenced by the fact that, during the nine months ended December 31, 2016, the three months ended March 31, 2016 and the year ended December 31, 2015, only one of the Company’s customers accounted for more than 10% of the Company’s revenues in more than one of these periods.

•	The Company produces and sells premium hard coking coal (“HCC”), which is a scarce commodity and is of a similar quality to coal referred to as the “benchmark HCC” produced in Australia, which is used to set quarterly pricing for the met coal industry. Met coal is an essential ingredient in the production of steel using blast furnaces. Accordingly, the Company believes that the HCC it produces will be in demand from existing and new customers, whether pursuant to contractual arrangements or in the spot market.

•	As disclosed in the Registration Statement under “Industry Overview—Met Coal Demand Dynamics,” global steel production is expected to be stable in the foreseeable future. According to Wood Mackenzie, total crude steel production is expected to increase at a CAGR of 0.9% from 2016 to 2020 and crude steel production using the basic oxygen/blast furnace process is expected to increase at a CAGR of 0.3% from 2016 to 2020. The high-quality HCC that the Company produces has physical and chemical properties which are necessary for efficient steel production using the blast furnace method. Accordingly, the Company believes that the HCC it produces will be in demand from existing and new customers, whether pursuant to contractual arrangements or in the spot market.

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•	In response to lower met coal prices in 2015 and the first nine months of 2016, higher cost producers decreased or discontinued production, and the Company believes that they have been unable to respond quickly to the recent higher prices due to the significant financial and regulatory burden associated with mine reopening, particularly in the United States. As disclosed in the Registration Statement under “Industry Overview—Overview of the Met Coal Industry,” according to Wood Mackenzie, while current pricing would make restarting certain previously idled mines profitable, they only expect to see a very modest supply increase in 2017. In light of expectations regarding a muted supply response to the recent higher prices and the scarce nature of the HCC that the Company produces, the Company believes that, in the event of the termination or expiration of, or the nonpayment or nonperformance by a counterparty with respect to, any one of its coal sales contracts, it could readily sell a corresponding volume of met coal to existing or new customers either under contractual arrangements or in the spot market.

•	As disclosed in the Registration Statement under “Industry Overview—Met Coal Demand Dynamics,” steelmakers in Japan have indicated a desire to diversify away from Australian coals, with the Company being a potential alternative supplier to these steelmakers of premium low-vol HCC. The Company believes that these steelmakers could be potential additional or alternative customers for its met coal.

•	As disclosed in the Registration Statement, the Company believes it is uniquely advantaged to sell to its primary European customer base, including potential future customers in this important market for the Company, relative to other North American met coal producers due to (i) the superior quality of the coal produced at the Company’s Mine No. 4 and Mine No. 7; and (ii) the Company’s freight cost advantage from the Port of Mobile, Alabama, which, according to Wood Mackenzie, enables the Company to deliver its product to the European market in approximately two weeks, in contrast to the approximately five weeks required to ship HCC from Australia to the European market.

For the reasons described above, if any one of the Company’s coal sales contracts were terminated or expired, or if the Company experienced nonpayment or nonperformance by a counterparty, the Company would not experience more than a short-term negative impact on its business because it expects that it would readily generate replacement sales. Following the closing of the offering, the Company will continue to assess whether it has become substantially dependent upon any one coal sales contract such that the filing of an exhibit is required under Item 601(b)(10)(ii)(B) at that time.

Properties, page 94

14.	We note the map included with this filing, as suggested in paragraph (b) (2) to Industry Guide 7. We believe maps and drawings having the following features would be beneficial:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

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•	A graphical bar scale or representations of scale, such as “one inch equals one mile,” may be utilized if the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

A revised map has been provided on page 98 of the Registration Statement in response to this comment.

Estimated Recoverable Coal Reserves, page 95

15.	We note your mining operations are located within or adjacent to Tuscaloosa County, Alabama. Please modify your registration statement to provide the general location of your material mining operations referencing the nearest town or another proximate landmark.

In response to the Staff’s comment, the Company has revised its disclosure on pages 98 and 99 of the Registration Statement to provide the general location of the Company’s material mining operations referencing, in each case the nearest town or another proximate landmark.

16.	Proven and probable reserves are disclosed for your No. 4 mine, No. 7 mine, Morris mine, Carter or Swann’s Crossing, and Beltona East properties. In addition, we note you expect to receive a reserve report for your Blue Creek property in the near future to be included with this registration statement. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your reserves for the properties listed above, as required by Industry Guide 7(c). The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

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•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418 (b) of Regulation C.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

The Company has provided the requested supplemental information on a CD, as well as the name and phone number of the person your engineer may call regarding technical questions about the Company’s reserves in a supplemental response letter, dated the date hereof, which are being provided separately to the Staff’s engineer pursuant to Rule 418(b) under the Securities Act.

17.	Please modify your filing and disclose the following information within or adjacent to your reserve tables:

•	A statement clarifying your reserve estimates incorporate losses for dilution and mining recovery and stating these losses as a percentage or other relevant factor.

•	The drilling or sample density used to designate reserves and/or separate proven reserves from probable reserves.

•	The wash plant recovery as a percentage.

•	Coal price used to estimate your reserves. Please reference the appropriate market for your sales pricing.

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•	The percentage of your ownership for each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

In response to the Staff’s comment, the Company has revised its disclosure on pages 100 and 101 of the Registration Statement to provide additional information in the footnotes to the reserve tables.

18.	For each of your mines provide a table for the last few years showing the annual production along with the average price received. Please include those amounts mined on your leased properties, if known. If coal was purchased from 3rd parties please show these amounts separately. A mine can be defined as all the mines that supply a single wash plant, if that is applicable. See Regulation S-K Instructions to Item 102 (3).

In response to the Staff’s comment, the Company has revised its disclosure on page 103 of the Registration Statement to provide a table showing the annual production and average price received for the past three years and to indicate that there were no purchases of coal from third parties during the periods presented.

19.	Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

The consents of auditors and other experts have been filed as Exhibits 23.1 through 23.5 to the Registration Statement in response to this comment.

Management, page 108

20.	We note that Walter J. Scheller, III was the Chief Executive Officer of Walter Energy from September 2011 to March 2016, that Michael Madden was Senior Vice-President and Chief Commercial Officer of Walter Energy from May 2012 to March 2016, and that Brian Chopin was Chief Accounting Officer and Controller beginning in May 2015. Please provide the disclosures required by Item 401(f)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 113 and 114 of the Registration Statement to provide the information required by Item 401(f)(1) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Statements of Operations, page F-2

21.	Please tell us why you believe that the adjustments to eliminate historical reorganization items described in Note 3(h) are directly attributable to the asset acquisition.

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the Company believes that the reorganization items, net are directly attributable to the Asset Acquisition since the Asset Acquisition required approval by the Bankruptcy Court prior to its consummation. The net assets acquired in the Asset Acquisition represented assets previously

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owned by Walter Energy that were stayed at the Bankruptcy Court in connection with the Chapter 11 Cases. The Bankruptcy Court’s approval of the Asset Acquisition in essence represented the emergence of the net assets acquired from the Chapter 11 Cases, which resulted in the cancellation of multiple executed contracts, among other things. Without the consummation of the Asset Acquisition, the net assets acquired would still be undergoing bankruptcy proceedings under the Chapter 11 Cases. As the Asset Acquisition resulted in the emergence from bankruptcy for the net assets acquired, we believe the reorganization items, net are directly attributable to the Asset Acquisition and the emergence of the net assets acquired from the Chapter 11 Cases.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-18

22.	You state on page 19 that some of your annual met coal contracts have shifted to be indexed priced, where prices are determined by averaging the leading spot indexes reported in the market. Please clarify your accounting policy to describe how you account for sales that are made on a provisional basis and whether there are any estimates or judgments in recording revenue.

In response to the Staff’s comment, the Company has revised its disclosure on page 20 of the Registration Statement to indicate that the sales prices are determined on or before shipment. The Company respectfully advises the Staff that the Company does not make sales on a provisional basis and does not make any estimates or judgments in recording revenue.

Note 14. Fair Value of Financial Instruments, page F-34

23.	You state that the fair value of the Predecessor’s outstanding debt was approximately $655.9 million based on Level 3 fair value assumptions and estimates and that your estimates are based on the collateral-dependent nature of the various debt instruments that were outstanding. Please disclose a detailed description of the valuation technique, the significant assumptions and estimates made and quantitative information about the significant unobservable inputs used in your fair value calculation.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-41 and F-42 to add a detailed description of the valuation technique, the significant assumptions and estimates made and quantitative information about the significant unobservable inputs used in its fair value calculation of the Predecessor’s outstanding debt.

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Undertakings, page II-5

24.	Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

In response to the Staff’s comment, the Company revised page II-6 of the Registration Statement to include the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. The Company respectfully submits that it expects that the undertaking specified in Item 512(a)(5)(ii) of Regulation S-K will not be required for the offering as the form of prospectus included in the Registration Statement at the time the Registration Statement is declared effective is expected to omit only the information permitted to be omitted by Rule 430A of the Securities Act. Although the Company does not believe that the offering contemplated by the Registration Statement will be subject to Rule 430C (but instead will rely upon Rule 430A), revisions have been made to include the undertaking required by Item 512(a)(5)(ii) to cover the possibility that that the offering will be subject to Rule 430C.

* * * * *

Please do not hesitate to contact the undersigned at (212) 872-8115, or Shar Ahmed at (713) 220-8126, with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Rosa A. Testani

Rosa A. Testani

cc:	Securities and Exchange Commission Jonathan Burr Pamela Howell Myra Moosariparambil Joel Parker George Schuler

Warrior Met Coal, LLC

Dale W. Boyles

Fried, Frank, Harris, Shriver & Jacobson LLP

Daniel Bursky

Andrew Barkan